

June 17, 2009

Mr. Michael S. Borish
Chairman, CEO & Acting CFO
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd. #306
Orlando, FL 32819

RE: **Form 8-K Item 4.01 filed May 18, 2009**
Form 8-K/A Item 4.01 filed June 15, 2009
File #0-53388

Dear Mr. Borish:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note the two reportable events disclosed in the Form 8-K/A. In detail, supplementally describe the nature of each reportable event and the amounts involved, as applicable. Also, tell us:
    - in what period each material weakness and accounting error or misapplication of GAAP occurred,
    - the amount of each accounting error and misapplication of GAAP, as well as the impact on pre-tax net income (loss),
    - the reason(s) for each error or misapplication of accounting,
    - whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
    - in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant